EXHIBIT 3.3

CERTIFICATE OF NAME CHANGE

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

HAIDA GWAI, INC.

We, the President and Secretary of  Haida Gwai, Inc. do certify:

            That the Shareholders did consent to and took the following action in lieu of holding a meeting of shareholders of the corporation, to have the same effect as action taken at a duly called meeting of shareholders at which all shares were present and voting and adopted the following resolution to amend the Articles of Incorporation as follows:

Article I of the Articles of Incorporation is hereby amended to read as follows:

The name of the corporation is E-RENTER USA, INC.

s/s Inge Kerster

      Inge Kerster, President

s/s Inge Kerster

     Inge Kerster, Secretary

November 18, 2004